Exhibit (a)(1)(J)

Comverge and H.I.G. Capital Announce Satisfaction of the Minimum Condition in

the Tender Offer for Shares of Comverge, Inc., Acceptance for Purchase of All

Shares Tendered and Commencement of a Subsequent Offering Period

NORCROSS, GA and MIAMI, FL – May 10, 2012 – Comverge, Inc. (Nasdaq: COMV) (“Comverge” or the “Company”) and H.I.G. Capital, LLC (“H.I.G.”), a leading global private equity investment firm, today announced the satisfaction of the minimum condition of the tender offer for all of the outstanding shares of common stock of Comverge by Peak Merger Corp. (“Peak”) and Peak Holding Corp. (“Holding”), both affiliates of H.I.G., for $1.75 per share in cash, without interest and less any applicable withholding taxes. The offering period expired at 5:00 p.m., New York City time, on Wednesday, May 9, 2012.

The depositary for the tender offer has advised that, as of the expiration time, 14,407,789 shares of Comverge common stock had been validly tendered and not withdrawn, including 744,898 shares that had been tendered pursuant to notices of guaranteed delivery, representing approximately 52.2% of the outstanding shares of the Company. All such shares have been accepted for payment in accordance with the terms of the tender offer, including the shares that were tendered pursuant to notices of guaranteed delivery.

H.I.G. also announced today that Peak has commenced a subsequent offering period to acquire all of the remaining untendered shares, commencing immediately and expiring at 11:59 p.m., New York City time, on Monday, May 14, 2012. During the subsequent offering period, Comverge stockholders who did not previously tender their shares of common stock in the offer may do so and Peak will accept for payment and promptly pay for such shares as they are tendered. Stockholders who tender shares during such period will receive the same $1.75 per share price, without interest and subject to applicable withholding taxes, that was paid in the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) in accordance with SEC rules, shares tendered during the subsequent offering period may not be withdrawn.

Peak intends to exercise its “top-up option” provided in the Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Peak and Holding to purchase additional shares from Comverge, which will allow Peak to complete and close the merger and acquisition of Comverge without prior notice to, or any action by, any other Comverge stockholder. Peak currently expects to pay for the shares accepted for payment pursuant to the tender offer on May 15, 2012 and to complete the merger immediately thereafter. All outstanding shares of common stock of Comverge, other than shares held by Peak, Holding or by Comverge stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive cash equal to the $1.75 offer price per share.

About Comverge

With more than 500 utility and 2,100 commercial customers, as well as five million residential deployments, Comverge brings unparalleled industry knowledge and experience to offer the most reliable, easy-to-use, and cost-effective intelligent energy management programs. Comverge delivers the insight and control that enables energy providers and consumers to optimize their power usage through the industry’s only proven, comprehensive set of technology, services and information management solutions. For more information, visit www.comverge.com.

About H.I.G.

H.I.G. is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, Chicago, Dallas, New York, and San Francisco in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Paris, and Rio de Janeiro, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes more than 50 companies. For more information, please refer to the H.I.G. website at www.higcapital.com.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO, as amended, has been filed by Peak Merger Corp. and Peak Holding Corp. with the SEC, and the solicitation/recommendation statement on Schedule 14D-9, as amended, has been filed by Comverge with the SEC. The tender offer statement (including an offer to purchase, forms of letter of transmittal and other offer documents) and the solicitation/recommendation statement were mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Peak Merger Corp. and Peak Holding Corp. or by Comverge with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained free of charge by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 967-7921 for stockholders and all others, or to Comverge at Comverge, Inc. Attention: Matthew H. Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matthew H. Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Forward Looking Statements

This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the ability of the Company or H.I.G. to control or predict. These forward-looking statements reflect the expectations of the Company and H.I.G. as of the date hereof. Neither the Company nor H.I.G. undertake any obligation to update the information provided herein.